KOSS CORPORATION • 4129 North Port Washington Avenue • Milwaukee, Wisconsin 53212-1052  (414)964 5000 • FAX (414) 964 8615

March 12, 2010

Jessica Plowgian, Esq.

Ms. Kathryn Jacobson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Koss Corporation (“Company”)
File No. 0-03295
Form 10-K for the year ended June 30, 2009
Filed August 26, 2009
Form 10-Q for the fiscal period ended September 30, 2009
Filed November 6, 2009
Form 10-Q for the fiscal period ended December 31, 2009
Filed February 16, 2010

Dear Mss. Plowgian and Jacobson:

We received your letter dated February 26, 2010 commenting on the Company’s periodic reports referenced above.  Paragraph references below are to the revised version of your letter sent on March 8, 2010.

In our telephone conversations with you on March 5th and 8th, we reviewed with you the Company’s current circumstances as reflected in our press releases and periodic reports filed with the Commission since December 21, 2009.  We explained that the Company expects to file between April and June of this year amendments to each of the above-referenced periodic reports and its Form 10-Q for the quarter ended March 31, 2010.  Those filings will include restated audited financial statements for the years ended June 30, 2008 and 2009 and include unaudited restated quarterly financial information.  With respect to your Comment 9, we noted that these are the financial statements that the Company, a smaller reporting company, would be required to provide in an IPO and that when the Company files its Form 10-K for the fiscal year ending June 30, 2010, investors will then have three full years of audited financial statements.  We believe that the foregoing provides investors with meaningful current information on which to assess the Company and is fully consistent with the guidance the staff provided in connection with stock option backdating in its “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock

Option Grants” posted on the Commission’s website on January 16, 2007.  We understand that you do not disagree with this approach.  Also with respect to your Comment 9, we acknowledge your additional request for a SAB 99 analysis of the years prior to the fiscal year ended June 30, 2008.

As we explained in our telephone conversations, it is not now possible for the Company to respond substantively to specific requests in your letter.  Doing so requires the completion of both the restatements, including the related financial statement audits, and the receipt of findings and recommendations from the previously disclosed internal investigation by the committee of independent directors (“Independent Investigation”).  Both are well underway.  We expect to respond fully to the comments in a response letter as soon as the foregoing efforts are completed and to include the requested expanded disclosures in our amended periodic reports.

You requested in our telephone conversations, notwithstanding the incomplete status of the financial statement restatements, related audits and the Independent Investigation, that we respond to your Comment 12 and provide a description of actions taken in response to the discovery of unauthorized transactions that we did not regard as formal changes to our internal controls over financial reporting.  As suggested in our call and above, formal changes await the findings and recommendations of the Independent Investigation and will also be coordinated with our Sarbanes-Oxley Act, Section 404 compliance program to be complete by the end of our fiscal year on June 30, 2010.  Suffice for the present that because the unauthorized transactions largely involved improper use of credit cards and wire transfers from and cashier’s checks drawn on corporate bank accounts, the Company immediately notified federal law enforcement authorities, requested that trading of its stock be halted by NASDAQ, and advised the Commission of the details known at the time.  In addition, the Company immediately contacted its banks and changed signatories and authorized persons, closed credit card accounts, changed the approvals for wire transfers, and terminated the use of cashier’s checks.  The Company also closed its petty cash facility.  Three people in the accounting operations of the Company, including the VP of Finance, were promptly terminated.  These actions were necessary to ensure no further unauthorized transactions could be initiated or completed and that the Company was protected.  The Company also reconstituted its accounting department with the additions of a new Chief Financial Officer, a new credit manager and a controller especially experienced in internal control systems and compliance matters.  We do not consider these to be formal changes in internal controls of the sort that may be recommended and adopted as a result of the Independent Investigation.  The recommendations for formal changes that may materially affect our internal control over financial reporting will be incorporated into the Company’s internal control procedures and discussed in our amended and future Form 10-K and 10-Q filings.

In responding to your comments, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (414) 964-5000.

Sincerely yours,

/s/ David D. Smith

David D. Smith
Chief Financial Officer